

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 4, 2012

<u>Via E-mail</u>
Mr. Nasser Nassiri
President, CEO and Chairman
Biocoral, Inc.
12-14 rue Raymond Ridel, 92250
La Garenne Colombes, France

>      **Re:    Biocoral, Inc.**
>             **Form 10-K for the Year Ended December 31, 2011**
>             **Filed May 7, 2012**
>             **File No. 1-34059**

Dear Mr. Nassiri:

We have reviewed your filing and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter via EDGAR within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response.  If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2011

General

1.      Please tell us how you determined you met the requirements to be qualified as a smaller reporting company under Item 10(f) of Regulation S-K.

Item 1. Description of Business, page 3

2.      In future periodic filings, please clearly disclose the expiration dates of significant patents.

Biocoral, page 3

3.      We note that you anticipate submitting an application for FDA approval during the next two years to sell your products in the United States.  We also note that similar disclosure was made in your Form 10-KSB for the year ended December 31, 2003, and in every subsequent annual report.  Please tell us what factors you considered in determining that this goal will be realized in the timeframe disclosed, or alternatively, remove the disclosure.

Item 1A. Risk Factors, page 11

4.      In future periodic filings, please include a risk factor discussing the risk to investors related to your possible inability to continue as a going concern.

To date, we have generated only limited revenues from sales of our products…, page 11

5.      We note your disclosure that for the year ended December 31, 2011, you had net sales of approximately $920,100.  In future periodic filings, please revise to reconcile this amount to the financial statements (e.g., disclose the net loss of $920,100 and/or net sales of approximately $287,000).

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 16

Patents and Product Development, page 16

6.      We note your disclosure on page 4 that substantially all of your revenue has been derived from sales of the first generation of our products and that the second generation of products is now ready for marketing.  Please revise in future periodic filings to clearly disclose the difference between the first generation and second generation of products and disclose the amount of sales generated by each.  Please also describe any trends or uncertainties that you reasonably expect to have a material impact on net sales or income from continuing operations in accordance with Item 303(a)(3) of Regulation S-K.  Please provide us with your proposed disclosure.

Results of Operations, page 17

7.      We note that net sales decreased and cost of sales increased significantly from 2010 to 2011, which you describe as related to a decrease in sales of products and an increase in sales of low margined goods, respectively.  In future periodic filings, please identify the amount of change attributable to increases or decreases in product sold versus sales prices and fluctuating exchange rates.  In addition, elaborate upon the cause of any material

       change in net sales and whether or not you believe the change was caused by unusual events or if it is indicative of a trend. Please provide us with your proposed disclosure.

8.     We note your disclosure that total operating expenses increased significantly from 2010 to 2011, primarily due to an increase in your administrative expenses. In future periodic filings, please provide a discussion of the primary causes of the increase in administrative expenses or any other significant fluctuation. Please provide us with your proposed disclosure.

9.     In future periodic filings please provide a discussion of the primary causes of the increase in the provision for slower moving inventories and identify any related trends or uncertainties. Please provide us with your proposed disclosure.

Management's Report on Internal Control over Financial Reporting, page F-2

10.     In light of the significant changes in internal control over financial reporting that you were to implement subsequent to December 31, 2011 as noted in the sixth paragraph of the report of independent registered public accounting firm on internal control over financial reporting, please explain to us how you concluded that internal control over financial reporting was effective as of December 31, 2011.

11.     We note that you conduct substantially all of your operations outside of the United States. In order to enhance our understanding of how you prepare your financial statements and assess your internal control over financial reporting, we ask that you provide us with information to address the following comments.

    a)  Please tell us how you evaluate and assess internal control over financial reporting. In connection with your process to determine whether your internal control over financial reporting was effective, please describe whether and how you considered controls to address financial reporting risks that are relevant to all locations where you have operations. If you have an internal audit function, please describe it and explain how, if at all, that function impacted your evaluation of your internal control over financial reporting.

    b)  Please tell us how you maintain your books and records and prepare your financial statements. If you maintain your books and records in accordance with U.S. GAAP, describe the controls you maintain to ensure that the activities you conduct and the transactions you consummate are recorded in accordance with U.S. GAAP. If you do not maintain your books and records in accordance with U.S. GAAP, tell us what basis of accounting you use and describe the process you go through to convert your books and records to U.S. GAAP for SEC reporting. Describe the controls you maintain to ensure that you have made all necessary and appropriate adjustments in your conversions and disclosures.

c) Please tell us the background of the people involved in your financial reporting. We would like to understand more about the background of the people who are primarily responsible for preparing and supervising the preparation of your financial statements and evaluating the effectiveness of your internal control over financial reporting and their knowledge of U.S. GAAP and SEC rules and regulations. Do not identify people by name, but for each person, please tell us:

- what role he or she takes in preparing your financial statements and evaluating the effectiveness of your internal control;
- what relevant education and ongoing training he or she has had relating to U.S. GAAP;
- the nature of his or her contractual or other relationship to you;
- whether he or she holds and maintains any professional designations such as Certified Public Accountant (U.S.) or Certified Management Accountant; and
- about his or her professional experience, including experience in preparing and/or auditing financial statements prepared in accordance with U.S. GAAP and evaluating effectiveness of internal control over financial reporting.

If you retain an accounting firm or other similar organization to prepare your financial statements or evaluate your internal control over financial reporting, please tell us:

- the name and address of the accounting firm or organization;
- the qualifications of their employees who perform the services for your company;
- how and why they are qualified to prepare your financial statements or evaluate your internal control over financial reporting;
- how many hours they spent last year performing these services for you; and
- the total amount of fees you paid to each accounting firm or organization in connection with the preparation of your financial statements and in connection with the evaluation of internal control over financial reporting for the most recent fiscal year end.

If you retain individuals who are not your employees and are not employed by an accounting firm or other similar organization to prepare your financial statements or evaluate your internal control over financial reporting, do not provide us with their names, but please tell us:

- why you believe they are qualified to prepare your financial statements or evaluate your internal control over financial reporting;
- how many hours they spent last year performing these services for you; and

- the total amount of fees you paid to each individual in connection with the preparation of your financial statements and in connection with the evaluation of internal control over financial reporting for the most recent fiscal year end.

d) Please describe the extent of the Board of Directors' knowledge of U.S. GAAP and internal control over financial reporting.

Consolidated Statements of Operations, page F-6

12. Adjusted gross profit is a non-GAAP measure. Please remove this subtotal from the face of your financial statement. Refer to Item 10(e)(1)(ii)(C) of Regulation S-K.

Consolidated Statements of Cash Flows, page F-8

13. We note that several line items within the operating activities section of the consolidated statements of cash flows do not agree to the change reflected in the corresponding line item on the consolidated balance sheets including the effect of foreign exchange translation. Specifically, please tell us how you calculated the change in inventories, accounts payable, due to officer, and accrued interest payable as disclosed on the 2011 statement of cash flows. We may have further comment.

Note 3 – Summary of Significant Accounting Policies, page F-9

Patent Costs, Net, page F-11

14. Please tell us how you determined that there was no impairment related to your patent costs as of December 31, 2011. If you performed an impairment test, please provide us with the significant assumptions used in your projection of future cash flows. If you did not perform an impairment test, please tell us how you determined there were no indicators of impairment. In this regard, we note your significant losses from operations and net cash used in operating activities, your disclosure on page 18 that it is likely that you will continue to incur net losses through at least 2012, your disclosure on page F-9 of substantial doubt about your ability to continue as a going concern, your conclusion that it is more likely than not that you will not realize a benefit from your net operating loss carryforward, your increases in the reserve for slower moving inventories, and your disclosure on page 6 related to autologous fibrin glue that you do not believe that you will be able to complete the program successfully. Refer to ASC 350-30-35-14.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jonathan Wiggins, Staff Accountant, at (202) 551-3694 or me at (202) 551-3429 if you have any questions.

Sincerely,

/s/ Kristi Marrone

Kristi Marrone
Staff Accountant